Exhibit 99.1

Draganfly Drones to Deliver NuGen M.D.’s Needle-Free Injection Devices and Insulin in Ukraine

Revived Soldiers Ukraine will use Draganfly’s Medical Response Drones to deliver NuGen M.D.’s needle-free injection devices, pre-loaded with insulin, to conflict areas across Ukraine

Los Angeles, CA. May 12, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the Company has been selected by NuGen Medical Devices Inc. (TSXV: NGMD) (“NuGen M.D.”), a leader in needle-free drug delivery, and Coldchain Delivery Systems, Inc. (“Coldchain Delivery Systems”), to help provide drones and services for the delivery of NuGen M.D.’s InsuJet™ needle-free injection devices, insulin, and other crucial medical supplies to affected areas in Ukraine.

Founded in 2017, NuGen M.D. is an emerging specialty medical device company focused on developing and commercializing novel drug delivery technologies. The company commercializes FDA-cleared and CE-approved needle-free injection systems catering to a wide range of applications.

Working with Revived Soldiers Ukraine (“RSU”), a non-profit organization dedicated to providing aid to the people of Ukraine, Draganfly’s North American-made Medical Response Drones will be used to deliver NuGen M.D.’s InsuJet™ needle-free injection devices, pre-loaded with insulin, to dangerous and hard-to-reach areas across Ukraine.

NuGen M.D.’s initial donation will be 50 InsuJet™ needle-free injection devices and 5,000 needle-free disposable syringes filled with insulin. Each device can be safely used 5,000 times without the risk of needle-stick injury or cross-contamination. NuGen M.D’s InsuJet™ needle-free injection device has been approved by Health Canada and holds a CE Mark.

Draganfly recently announced that its first Medical Response Drone was received by Iryna Vashchuk Discipio, President of RSU, and members of her staff, including pilots, at a facility in Poland on May 1, 2022. The drone was then transported to Ukraine, where the Company’s experienced pilots conducted virtual training with RSU’s drone operators.

Draganfly’s Medical Response Drone is able to carry up to 35 pounds. When equipped with the Company’s temperature-managed Medical Response Payload Box, the drone can transport temperature-sensitive medical supplies, including insulin/medicines, blood, pharmaceuticals, vaccines, water, and wound care kits. The innovative payload system on this type of drone ensures ease of access when top mounted and effective quick-release operations when bottom mounted.

In addition to donating three drone systems, Draganfly received an order for its Medical Response and Search and Rescue Drones from Coldchain Delivery Systems for immediate deployment with RSU. The Company will provide an initial combined total of 10 North American-made Medical Response and Search and Rescue Drones. The total initial order size (subject to conditions) is up to 200 units.

CNN recently reported that insulin in Ukraine is in high demand particularly in conflict zones. According to the International Diabetes Foundation, there are over 2.3 million people living with diabetes in Ukraine. Many are Type 1 diabetics that need daily doses of insulin to survive.

“There is an urgent need for insulin and other life-saving medical supplies across Ukraine. The combination of our Medical Response Drones and NuGen’s easy-to-use, needle-free injectors, pre-loaded with insulin, will ensure that RSU can provide diabetic Ukrainians with the aid they require,” said Cameron Chell, President and CEO of Draganfly.

“At NuGen M.D., we believe every individual should have the opportunity to receive healthcare that is respectful, safe, and empowering. Since tragedy struck Ukraine, we have been looking for ways to help,” said Michael Wright, President and CEO of NuGen Medical Devices Inc. “We are grateful to be working with Draganfly, Coldchain Delivery Systems, and RSU to ensure Ukrainians in need have access to crucial medical supplies and equipment.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About NuGen Medical Devices

NuGen Medical Devices’ principal business is the development and commercialization of innovative needle-free injection devices and systems for the administration of subcutaneous medication.

It is developing products using needle-free drug delivery technology in several important fields including, but not limited to, anaphylaxis, diabetes, severe migraine, erectile dysfunction, chronic anemia, neutropenia, autoimmune rheumatoid arthritis, growth and fertility hormone, psoriasis as well as DNA and conventional/pediatric vaccines.

For More Information visit: www.nugenmd.com.
Twitter: @NuGenMD
LinkedIn: https://www.linkedin.com/company/nugenmd/

For further information, please contact:

Michael Wright
President and CEO
NuGen Medical Devices Inc.
Email: mw@nugenmd.com
Phone: (514) 992-9484

Investor Relations Contact:
Kin Communications Inc.
Email: NGMD@kincommunications.com
Phone: (604) 684-6730

About Coldchain Delivery Systems

Coldchain Delivery Systems is the leader in time and temperature-sensitive medical material management integrating proven systems with the documentation fundamental to accreditation and effective Quality Control Systems. Coldchain Delivery Systems’ remote monitoring system, pre-qualified thermal shippers, inventory control, fulfillment, and QAQC solutions ensure the Integrity and Security of its client’s product.

For more information, visit https://coldchain-tech.com.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the supply and effectiveness of the Company’s drones and services for the delivery of NuGen M.D.’s InsuJet™ needle-free injection devices, insulin, and other crucial medical supplies to affected areas in Ukraine. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.